UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

ATHR Beauty Co., previously Aether Beauty Co.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> February 25, 2019

Physical Address of Issuer:

6631 N Camino Arturo, Tucson, AZ 85718, United States

Website of Issuer:

https://aetherbeautyco.com

Current Number of Employees:

1

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$116,409	$413,304
Cash & Cash Equivalents	$74,405	$101,973
Accounts Receivable	$12,473	$198,328
Short-term Debt	$269,270	$327,704
Long-term Debt	$372,792	$333,403
Revenues/Sales	$782,733	$3,289,840
Cost of Goods Sold	$426,922	$2,643,045
Taxes Paid	$98	$745
Net Income	$(277,998)	$143,169

Table of Contents

<p style="text-align:center">**April 28, 2023**</p>

<p style="text-align:center">**FORM C-AR**</p>

<p style="text-align:center">**ATHR BEAUTY CO.**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by ATHR Beauty Co., previously Aether Beauty Co. ("**ATHR**", "**Aether**," the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://aetherbeautyco.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

<p style="text-align:center">The date of this Form C-AR is April 28, 2023.</p>

<p style="text-align:center">THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.</p>

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Tiila Abbitt
_____
(Signature)

Tiila Abbitt
_____
(Name)

CEO and Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tiila Abbitt
_____
(Signature)

Tiila Abbitt
_____
(Name)

Director
_____
(Title)

April 28, 2023
_____
(Date)



EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 28, 2023

ATHR BEAUTY CO.

AETHER BEAUTY

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

ATHR Beauty Co., a company that offers the highest performing recyclable vegan makeup, made with sustainable clean ingredients and infused with crystals, was incorporated in California on February 5, 2018. On February 25, 2019, Aether Beauty Co. was incorporated in Delaware with the purpose of taking over all of the California entity's assets and liabilities. This was done with an assignment agreement dated February 25, 2019. The Company is presently incorporated under the laws of the State of Delaware and is headquartered in Tucson, AZ. The Company changed its name to ATHR Beauty Co. on December 31, 2020, under the laws of the State of Delaware, and has registered such name change with the SEC.

The Company is located at 6631 N Camino Arturo, Tucson, AZ 85718.

The Company conducts business in all 50 U.S. states plus Canada, Mexico, EU, New Zealand, Australia, and Hong Kong.

The Company's website is https://athrbeauty.com/.

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

ATHR Beauty Co. offers the highest performing recyclable vegan makeup, made with sustainable clean ingredients and infused with crystals.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other

5

events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

BUSINESS

Description of the Business

DISRUPTING THE $500 BILLION BEAUTY INDUSTRY WITH CLEAN COSMETICS + SUSTAINABLE PACKAGING. Founded in 2018 by Tiila Abbitt, a product developer professional with over 15+ years' experience, including the international prestige beauty industry. Tiila Abbitt's expertise both in formula development (head of Product Development for Sephora for over 7+ years) and expertise in Sustainability (Head of Research and Development for Sustainability for Sephora), is seen in the industry as one of the best Sustainability Experts in Beauty, which led her to develop ATHR Beauty. Tiila saw the hole in the market with clean makeup that could compete with the efficacy of conventional makeup, but without the harmful ingredients. She set out to prove that you do not have to sacrifice performance for the environment in order to create amazing and innovative formulas that work. ATHR Beauty is an award-winning vegan, cruelty-free, nontoxic clean + sustainable makeup brand infused with crystals. ATHR Beauty uses organic + fair trade ingredients with zero waste packaging. The Company supports and practices: Child Labor Free, Fair Wage, 1% For the Planet Partner, Carbon Neutral, and is a Public Benefit Corporation. It is the highest rated clean beauty makeup brand across all platforms.

Business Plan

Aether Beauty: Disrupting the $500B beauty industry with clean + sustainable makeup – that works

Highlights:
- +$2 Million in net sales since launch, expected to grow to +$10M by 2023
- Sold 80k units since launching the brand in 2018, 225k by the end of 2021
- DTC is up 168% for 2020, is over 35% of our sales, 34% repeat client rate
- Available at Sephora, Credo Beauty, Neiman Marcus, Douglas, Free People
- Highest rated clean makeup with 2,000+ 5-star reviews across all retailers
- Winner of over 9 awards including Allure's Best of Beauty 2020

Problem:
Makeup users are forced to choose between effective products and clean ones. Those who wear makeup are forced to make a difficult choice between clean and conventional beauty products. Clean makeup is less efficacious than conventional makeup (poor wear performance, limited colors, less trends) and there are fewer prestigious choices. Conversely, conventional makeup has high performance and an abundance of options, but contains harmful chemicals and generates massive environmental waste. The EPA reported that 1/3 of the landfill is coming from the beauty industry. With over 120B units produced annually, that's a lot of single use packaging that ends up being thrown away.

Solution:
Aether Beauty is a clean makeup brand that is both effective and safe. Banning over 2700 ingredients and developing recyclable packaging, we bridge the gap between clean ingredients and effective product performance for those interested in healthier makeup for themselves and the planet. Our expansive line of products was formulated to compete with conventional beauty performance by our expert founder, Tiila Abbitt (previously a product developer + head of sustainability at Sephora). Our skincare-based makeup is clean, vegan, cruelty-free, with organic skin loving oils + crystals to improve overall skin health + glow. Most importantly, our formulas ***work***.

Product:
Aether Beauty creates clean makeup products for a clean conscience. Our founder merged her passion for sustainability with her formulation expertise to create makeup formulas that help to improve overall skin health + glow. It's the reason why we are the highest rated clean makeup brand. Our formulas are designed to *perform*. We use a blend of natural and non-toxic safe synthetics for performance that is out of this world. Our products are fully recyclable and produce 25% less carbon emissions than our competitors. By the end of 2021, we will have saved 250k units of packaging from ending up in our landfills.

Traction:
Over $2.2M in net sales in just 2 years. Our DTC is up 168% for 2020 and it has grown to over 35% of our sales- all done on a shoestring, bootstrapped budget, self-funded by the founder. The brand is on track to be a $10M+ brand by 2024 and we've had over $2.2M+ in total net sales since launching in 2018.

Taking our collection mainstream. With an over 34% repeat purchase rate (more than twice the industry standard), Aether has quickly become a cult favorite and featured in 250+ strategic publications. In addition to our DTC channels, we have established partnerships with 90+ retailers that cater to our key demographic like Sephora, Credo Beauty, Neiman Marcus, Free People and more in online + offline locations nationally.

Customers:
Our clients love our products and brand values. As a 4.9 star rated brand on Sephora (their average rating for a conventional makeup brand is 4.2 + clean makeup a 3.8), we will continue to leverage product performance as our #1 pillar for messaging. We have organically grown our IG to over 45k followers in 2 years. 25% of our demographic are Gen Z'ers while 42% are millennials, both of whom value sustainability and clean products above all else. We frequently get comments like "*I can't believe this is clean!*". Efficacy is the #1 concern and selling point for both Gen Z and Millennials. 90% of Gen Z shoppers intend to purchase clean beauty in 2021.

Business Model:

Robust Sales and Marketing Strategy
We believe that in order to be a successful brand, Aether Beauty must:
1. Always create formulations that perform to our discerning client by maintaining high quality ingredient integrity with skincare benefits and sustainability.
2. Fit into our customer's daily lifestyle and routines with replenishable product for repeat purchases.
3. Solve problems.

Through our sourcing, perfected proprietary formulations, sustainable packaging and market demand testing, we not only know Aether Beauty exceeds these criterias but we have a robust marketing strategy that will get Aether Beauty into the hands of over 100,000 new clients in 2021 that match our target demographic through strategic box partnerships. We know with our high return customer rate, once our client tries the product, she gets hooked.

Awareness:
We have organically gained 45k+ IG followers, over 25k email + SMS subscribers, over 80k monthly views on Pinterest, all without digital marketing spend. We have just hired a Digital Marketing Manager that created a robust digital marketing strategy with Google Ads, Shoelace and Attentive to catapult Aether Beauty in 2021 and we have already started seeing tremendous growth. We are working on new marketing strategies with our retail partners for 2021 with our brand new Wholesale Account Manager. And with our new strategic box partner, we have plans to reach their over 3.5 million subscribers.

Education:
Clean makeup still has a misconception that it does not work as well as conventional beauty. We already have created a weekly blog on our website, which gets a ton of organic traffic and plan to continuously educate our consumers on the hidden secrets of ingredients, sourcing and efficacy in clean beauty through our Youtube, IG, Tik Tok, weekly blog and our continuous press + podcast interviews.

Content Marketing:
Aether Beauty's founder's passion and expertise allows us to position ourselves as subject matter experts in clean and sustainable beauty products, ingredient transparency, production transparency and how to not have to sacrifice anything from the conventional beauty world in order to incorporate Aether Beauty into our client's everyday routine.

Our new creative marketing strategy will include a brand refresh in creative visuals for 2021 which incorporates all new product shots, model shots and new video content.

Loyalty + Reviews:
We are creating a brand new client loyalty program in 2021 which encourages peer to peer marketing recommendations, personal discounts, exclusives and sampling. We know that as soon as clients try our product, they are amazed so we will help to encourage natural recommendations and grow repeat customer loyalty. They will be incentivized to leave honest product reviews. We are also creating a private Facebook group to encourage feedback on products before they launch as well as private sales and exclusives.

Brand Ambassadors + Affiliates:
We are launching our brand new influencer model, with strategic new partnerships in the vegan, cruelty-free and wellness sectors. We are launching a new affiliate program with our high tier ambassadors that will launch the first quarter of 2021.

Data:
We have recently hired an outside digital marketing guru with a data queen that has already done a bottoms up audit and analysis of our website + social spaces which includes page optimization strategies, SEO opportunities, weekly traffic analysis reports, demographics, conversion analysis + opportunities, shopping behavior overview + opportunities, Social Media Analysis + Opportunities, Email + SMS Performance and Opportunities, as we know data is king and with data comes knowledge and power. By collecting and analyzing this data and seizing the opportunities it presents, we know we will take Aether Beauty to the next level in 2021.

Market:

Aether Beauty is disrupting the $500B+ global beauty industry

The clean beauty segment of the industry is currently at $15B and is expected to surpass **$26B in 2026**. Aether Beauty plans to initially target this segment of the natural beauty market, with the **intention of disrupting the global beauty industry** as a whole.

We have a noted market advantage with Millennial women, who are twice as likely to be heavy buyers, and spend around $696 annually on makeup. Aether Beauty's average order value is $85. Capturing just 1% of this market will translate into **$72M in sales**, and Aether Beauty's traction and brand penetration are extraordinarily promising.

<u>Competition</u>

Finally, a makeup brand that is clean, sustainable and effective. Aether Beauty is currently the only brand offering such a wide range of beauty products that are 100% clean, organic, sustainable and effective. Our sustainable packaging, clean and ethical production and manufacturing elevate us above our clean beauty competitors, while our clean ingredients and non-toxic formulas grant us a distinct advantage in consideration to conventional beauty brands. In short, Aether Beauty is the best of both worlds for the modern consumer.

Vision:

10+ Products in the pipeline. We will continue to do what we do best – create long-lasting, richly pigmented, sustainable and ethical beauty products. We currently have a pipeline of 4 new highly replenishable skus for 2021+ more beyond- including the first fully recyclable mascara. We are well on our way to being the most expansive+ effective clean beauty brand on the market. We plan to form strategically aligned brand partnerships through community and sampling to gain customer acquisition, brand awareness + loyalty. We will utilize investments to broaden our exposure in key markets to reach more customers through targeted omni-channel efforts. With your help, we will establish Aether Beauty as the leading global brand for clean and sustainable beauty.

The Company's Products and/or Services

Sustainable makeup

Competition

Very few makeup brands take a sustainable approach to formulation and packaging. Sustainability is the next iteration of clean beauty, which takes the environment into consideration with biodegradability in ingredients as well as sustainable packaging. Clean makeup has a misconception that it does not work as well as conventional makeup or that it is not as aspirational or innovative. ATHR Beauty bridges the efficacy and innovation of conventional makeup with clean ingredients and sustainable packaging.

On the market now, the major clean beauty brands are: Kosas, Ilia and Beauty Counter.

Customer Base

The Company is an Omni channel brand.

Direct to Consumer: 65% of overall business; wholesale: 35% of overall business.
Direct to Consumer: The biggest spenders and highest volume traffic is with the consumer age range of 18-34.

The Company has organically grown its Instagram following to over 45K followers, with an average online spend of $61.00. The Brand is sold through the following retail partners: Sephora US/Canada, Neiman Marcus, Credo Beauty, The Detox Market, Free People, Anthropologie, Urban Outfitters, Douglas (out of the EU), and many mom and pop stores.

Supply Chain

The Company works with well-established, industry known contract manufacturers located throughout the US, Canada, and the EU, for product formulation and packaging manufacturers located in the US, Canada, and China. The Company owns all trade secrets for the formulations of its core products, so the Company has the flexibility to move to other manufacturers, if needed.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90/155,599	**ĀTHR BEAUTY**	Word Mark, Cosmetics and Make-up (International Class 3)	September 2, 2020	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tiila Abbitt	CEO and Founder	CEO and Founder of ATHR Beauty May 2018 – present Senior Director of Product Development at Sephora March 2016 – 2018	MFA, Fashion Design, Academy of Art San Francisco, 2004 – 2007, *Cum Laude* BFA, Sculpture, State University of New York at New Paltz, 1998 – 2002, *Magna Cum Laude*

Indemnification

Indemnification is authorized by the Company directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). 1,000,000 shares of Common Stock are currently issued and outstanding.

Outstanding Capital Stock

The Company has issued the following outstanding Capital Stock:

Type	Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$334,633
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Crowd SAFEs which may dilute the Security
Conversion Terms	Valuation cap of $6,000,000 and a Discount of 20%

Debt

The Company has the following debt outstanding:

Type	Long-Term Debt under Loan Agreement by and between the Company and Tiila Abbitt
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	2.94% per annum
Description of Collateral	Promissory Note
Other Material Terms	No monthly payment required
Maturity Date	May 25, 2022

Type	Credit Card Debt
Amount Outstanding	$75,650
Interest Rate and Amortization Schedule	Various Interest Rates
Description of Collateral	Unsecured

Type	Main Street Launch Loan
Amount Outstanding	$72,537
Interest Rate and Amortization Schedule	4.25% per annum
Description of Collateral	Unsecured
Maturity Date	February 1, 2026

Type	Oxygen Development Payable
Amount Outstanding	$69,697
Interest Rate and Amortization Schedule	0% per annum
Description of Collateral	Unsecured

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$130,950	1,000,000	Startup Costs	2/25/2019	Sec. 4(a)(2) of the Securities Act
Crowd SAFE	$334,633	1 Crowd SAFE	New Product Launches, Digital Marketing and Hiring	4/30/2021	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Tiila Abbitt	1,000,000 shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Aether Beauty Co. (the "**Company**") was incorporated in California on February 5, 2018 (Inception). On February 25, 2019 Aether Beauty Co was incorporated in Delaware with the purpose of taking over all of the California entity's assets and liabilities. This was done with an assignment agreement dated February 25, 2019. The Company is presently incorporated under the laws of the State of Delaware and is headquartered in Tucson, AZ. The Company changed its name to ATHR Beauty Co. on December 31, 2020, under the laws of the State of Delaware, and has registered such name change with the SEC.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had $29,890 of cash on hand.

Liquidity and Capital Resources

In April 2021, the Company completed an offering pursuant to Regulation CF and raised $334,633. The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation Do of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: A loan of $100,000 from the Company's CEO, Tiila Abbitt.

Please see the Section herein entitled "**Outstanding Debt**" for additional information.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 28, 2023

ATHR BEAUTY CO.

ĀETHER BEAUTY

ĀTHR Beauty

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Checking x0812	59,703.46
1010 Paypal	6,605.72
PayPal Bank	8,096.64
Petty Cash	0.00
Total Bank Accounts	**$74,405.82**
Accounts Receivable	
Accounts Receivable (A/R)	12,817.86
Accounts Receivable (A/R) - EUR	-344.17
Total Accounts Receivable	**$12,473.69**
Other Current Assets	
1200 Credit Card Receivables	
1201 Afterpay Receivable	218.71
1202 Faire Receivables	0.00
1204 PayPal Receivable	0.00
1205 Shopify Receivable	1,442.71
Total 1200 Credit Card Receivables	**1,661.42**
1250 Prepaid Expenses	0.00
1251 Prepaid Interest	0.00
1252 Prepaid Taxes	0.00
1253 Prepaid Medical Deductions	590.82
1500 Other Receivables	-64.59
Channel Clearing Account	
AfterPay Clearing	2,417.57
Faire Cleaing	0.00
Klarna Clearing	684.66
PayPal Bank Clearing	53,543.56
Shopify aether-natural-beauty.myshopify.com Clearing Account	17,835.75
Stripe Clearing Account	0.00
VeriShop Clearing	96.28

ĀTHR Beauty

Balance Sheet
As of December 31, 2022

	TOTAL
Total Channel Clearing Account	**74,577.82**
Inventory	-350,112.73
1601 Amethyst Crystal Gemstone Eyeshadow Palette	0.00
1602 Amethyst Single Eyeshadow	0.00
1605 Ametrine Mini Palette	312.52
1607 THE Big Bang Mascara	93,901.86
1608 Citrine Crystal Quad	30,706.08
1610 Crystal Charged Cheek Palette Amber	3,377.36
1611 Crystal Charged Cheek Palette Rose Quartz	0.00
1612 Crystal Charged Cheek Palette Ruby	594.36
1613 Crystal Grid Gemstone Eyeshadow Palette	0.00
1620 Desert Moon Illuminating Oil	1,086.44
1622 Desert Sky Oil	1,896.56
1625 Desert Sun Oil	310.65
1626 Desert Sunset Eyeshadow Palette	22,244.40
1630 Desert Rose Lip + Cheek Oil Stain	51,266.36
1635 Joshua Tree Matte Palette	0.00
1640 Lip Cremes	1,880.53
1643 Manifest Eyeshadow Palette - 12 pan	38,482.56
1645 Moonlight Crystal Gem Palette	61,649.04
1646 Moonlight Palette	0.00
1650 Rose Quartz Crystal Gemstone 10 Pan	18,222.60
1651 Rose Quartz Crystal Gemstone Eyeshadow Palette	767.38
1652 Rose Quartz Single Eyeshadow	0.00
1653 Rose Quartz Crystal Quad	20,072.16
1660 Raw Amethyst Crystal	315.00
1661 Raw Citrine Crystal	21.00
1662 Raw Rose Quartz Crystal	0.00
1664 Raw Opalite Crystal	50.92
1665 Single Eye Shadow - Rose Gold	2,027.88
1670 Single Eye Shadow - Topaz	2,498.50
1671 Topaz Mini Palette	0.00
1680 Solar Eclipse Single Eyeshadow	0.00
1685 Summer Solstice Eyeshadow Palette	0.00
1690 Supercharged Diamond Highlighter- Pure Diamond	0.00
1691 Supernova Diamond Highlighter- Pink Diamond	0.00
1692 Supernova Diamond Highlighter- Yellow Diamond	0.00
1698 Earth Harbor Helios Anti-Pollution Youth Ampoule	190.00
1699 Other Inventory	25,274.94
Sage Sticks	0.00

	TOTAL
Total Inventory	**27,036.37**
Loans To Officers	0.00
POS Discrepancies	0.00
Uncategorized Asset	-5,175.94
Undeposited Funds	0.00
Total Other Current Assets	**$98,625.90**
Total Current Assets	**$185,505.41**
Fixed Assets	
1710 Computers & Equipment	
1711 Original Cost	3,720.28
1712 Accumulated Depreciation - Computers & Equipment	-1,798.55
Total 1710 Computers & Equipment	**1,921.73**
1720 Tooling Molds	
1721 Original cost	14,000.00
1722 Accumulated Depreciation - Tooling Molds	-4,899.93
Total 1720 Tooling Molds	**9,100.07**
1800 Intangible Assets	8,835.00
Accumulated Amortization	-192.00
Total 1800 Intangible Assets	**8,643.00**
Total Fixed Assets	**$19,664.80**
Other Assets	
1999 Suspense	-98,458.90
Research & Development	1,247.99
Website Devlopment	8,450.00
Total Other Assets	**$ -88,760.91**
TOTAL ASSETS	**$116,409.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	90,514.33
Total Accounts Payable	**$90,514.33**
Credit Cards	
2200 Chase CC x5443	35,064.02
2205 Capital One-6143	202.09
Edward Jones CC	21,630.29

	TOTAL
Total Credit Cards	**$56,896.40**
Other Current Liabilities	
2400 Payroll Liabilities	0.00
2460 401k Withholding	-81.00
Accrued Charitable Donations	31,898.40
Arizona Department of Revenue Payable	62.79
Channel Sales Tax Payable	
Shopify Sales Tax	865.88
Total Channel Sales Tax Payable	**865.88**
Gift Card Liability	7,648.23
Main Street Launch Loan	80,511.04
Other Payables	1,500.53
Out Of Scope Agency Payable	0.00
Sales Tax Payable	478.15
Sales Tax - CA	-1,076.38
Total Sales Tax Payable	**-598.23**
Shopify ATHR Beauty Ecommerce Tax Liability	44.38
Shopify Capital - 1	0.00
Shopify Capital - 2	0.00
Utah State Tax Commission Payable	8.18
Total Other Current Liabilities	**$121,860.20**
Total Current Liabilities	**$269,270.93**
Long-Term Liabilities	
2900 Republic Convertible Note	333,403.00
Clear Finance Loan	-10,610.18
Loan from Shareholder	50,000.00
Total Long-Term Liabilities	**$372,792.82**
Total Liabilities	**$642,063.75**
Equity	
Common Stock	1,000.00
Opening Balance Equity	0.00
Paid in Capital (Owner's Equity)	0.00
Retained Earnings	-248,655.96
Net Income	-277,998.49
Total Equity	**$ -525,654.45**
TOTAL LIABILITIES AND EQUITY	**$116,409.30**

ĀTHR Beauty

Profit and Loss
January - December 2022

	TOTAL
Income	
Channel Discount	
Shopify Discount	-32,983.93
Total Channel Discount	**-32,983.93**
Channel Sales	-3,000.00
Shopify Refunds	-2,713.17
Shopify Sales	216,812.25
Total Channel Sales	**211,099.08**
Channel Shipping Income	1,894.25
Shopify Shipping Income	12,098.24
Total Channel Shipping Income	**13,992.49**
Cin7 - Samples - PR	543.60
Cin7 - Tester	33.60
Freight Sales Account	1,102.02
GROSS SALES	-2,837.45
Boxes - Gross Sales	64,804.00
Cin7 - Boxes	420.00
Total Boxes - Gross Sales	**65,224.00**
DTC (B&M) - Gross Sales	385.00
DTC (Online) - Gross Sales	79,585.09
Cin 7 - DTC	3,688.66
Total DTC (Online) - Gross Sales	**83,273.75**
Wholesale - Gross Sales	503,983.41
Cin 7 - Wholesale	45,710.07
Total Wholesale - Gross Sales	**549,693.48**
Total GROSS SALES	**695,738.78**
PayPal Sales	23,833.16
Sales Account	122,891.37
SALES DISCOUNTS	
DTC (Online) - Sales Discount	-4,286.20
Wholesale - Sales Discount	-255,290.61
Total SALES DISCOUNTS	**-259,576.81**
SALES RETURNS	
DTC (Online) - Sales Returns	-1,295.54
Wholesale - Sales Returns	-2,234.00
Total SALES RETURNS	**-3,529.54**
Wholesale Commission	9,590.01
Total Income	**$782,733.83**
Cost of Goods Sold	
Adjustments	-36,637.18

	TOTAL
Channel Adjustments	
Shopify Other Adjustments	5.76
Total Channel Adjustments	**5.76**
Channel Selling Fees	6,078.51
Shopify Selling Fees	1,547.14
Stripe Fees	2,460.22
Total Channel Selling Fees	**10,085.87**
COGS - Product Costs	
Boxes Product COGS	498.00
DTC (Online) Product COGS	8,808.65
Wholesale Product COGS	37,256.81
Total COGS - Product Costs	**46,563.46**
Cost Of Good Sold	
COG - Freight Charge	3,395.12
Total Cost Of Good Sold	**3,395.12**
Cost of Goods Sold	373,070.15
DAMAGES	8,928.72
MERCHANT TRANSACTION FEES	1,159.44
SHIPPING	
Shipping Expense	19,951.20
Shipping Revenue	-5,991.00
Shipping Supplies	6,390.81
Total SHIPPING	**20,351.01**
Total Cost of Goods Sold	**$426,922.35**
GROSS PROFIT	**$355,811.48**
Expenses	
6500 Personnel Expenses	
6505 Officer Wages	50,000.00
6510 Employee Wages	118,793.67
6520 Employer Payroll Taxes	13,112.34
6530 Payroll Processing Fees	2,081.98
6570 Benefits	7,667.22
Total 6500 Personnel Expenses	**191,655.21**
7000 SALES & MARKETING	
7010 Advertising	85,939.74
7020 Marketing Promotions	3,229.01
7030 Trade Show Expenses	
Trade Show - Supplies	3,453.78
Total 7030 Trade Show Expenses	**3,453.78**

ĀTHR Beauty

Profit and Loss
January - December 2022

	TOTAL
7060 Product Samples	105.40
_Retail Testers	530.13
Marketing / PR / Gratis Samples	28,394.96
R&D Expense - Aether Beauty Product	106.25
R&D Expense - Competition	72.90
Total 7060 Product Samples	**29,209.64**
7080 Marketing Expense	10,332.67
7090 Consulting Services	
Graphic Design	10,352.93
Public Relations / Social Media Mgmt.	14,831.71
Sales & Marketing Team	132,507.10
Sales Commission	131.92
Video & Photography	6,179.62
Website Design & Maintenance	8,740.52
Total 7090 Consulting Services	**172,743.80**
Printing Expense	439.13
Total 7000 SALES & MARKETING	**305,347.77**
7500 Professional Services	
7510 Accounting	27,641.49
7520 Legal Fees	7,031.00
7530 Other Consulting	1,795.00
Total 7500 Professional Services	**36,467.49**
8000 GENERAL & ADMINISTRATIVE EXPENSE	
8010 Merchant Fee	7,269.47
8020 Insurance	8,898.22
8040 Dues & Subscriptions	900.00
Auto Expense	50.55
Bank Charges	492.32
Charitable Donations	637.00
Gifts	43.99
Licenses & Permits	6,129.20
Meals & Entertainment	2,641.10
Miscellaneous / Uncategorized Expense	1,045.52
Office Expense	
Furniture & Equipment <$2500	1,308.98
Office Software	16,154.60
Office Supplies	3,123.10
Total Office Expense	**20,586.68**
Office/General Administrative Expenses	350.00

ĀTHR Beauty

Profit and Loss
January - December 2022

	TOTAL
Postage & Shipping	102.11
Shipping Expense	361.61
Total Postage & Shipping	**463.72**
Telephone / Internet / Data	1,760.67
Third Party Logistics	
Admin Monthly Fee	1,300.00
General Fulfillment Labor	16,803.45
Pallet & Shelf Storage	4,500.00
Pick & Pack	5,076.86
Total Third Party Logistics	**27,680.31**
Total 8000 GENERAL & ADMINISTRATIVE EXPENSE	**78,948.75**
8500 Travel	
8510 Airfare	1,682.82
8520 Lodging	2,898.19
8540 Local Transportation	954.44
8550 Meals	1,231.19
8590 Travel - Other	2,203.80
Total 8500 Travel	**8,970.44**
Interest Paid	4,251.12
PayPal Fees	1,254.67
Reimbursable Expenses	772.85
Taxes	100.00
Total Expenses	**$627,768.30**
NET OPERATING INCOME	**$ -271,956.82**
Other Income	
Cash Back Reward	4,270.78
Total Other Income	**$4,270.78**
Other Expenses	
Unrealized Gain or Loss	0.00
Income Taxes	8.00
State Income Tax	98.14
Total Income Taxes	**106.14**
Interest Expense	8,260.08
Other Miscellaneous Expense	1,466.17
Sales Tax Expense	480.06
Total Other Expenses	**$10,312.45**
NET OTHER INCOME	**$ -6,041.67**
NET INCOME	**$ -277,998.49**